SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of Securities Exchange Act of 1934

For the month of April 2015

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 21 April 2015	By	/ s / Michelle Hill
(Authorised Signatory)

SANTANDER UK PLC

Annual General Meeting

The Annual General Meeting of Santander UK plc was held on 21 April 2015.

Copies of the special resolutions passed at the Annual General Meeting were submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do